

May 14, 2024

Adam Goldstein
Chief Executive Officer
Archer Aviation Inc.
190 West Tasman Drive
San Jose, California 95134

> **Re: Archer Aviation Inc.**
> **Registration Statement on Form S-3**
> **Filed on May 10, 2024**
> **File No. 333-279289**

Dear Adam Goldstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Aman Singh